Filed Pursuant to Rule 433
Registration No. 333-158385
June 25, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC USA INC.

$

Enhanced Market Participation Notes
Linked to the S&P 500® Index

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. The notes offered hereby will have the terms described in this free writing prospectus and the accompanying product supplement, prospectus supplement and prospectus. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The notes are not principal protected, and you may lose up to 100% of your initial investment.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the S&P 500® Index as described below. Although the offering relates to the S&P 500® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the S&P 500® Index or any stock included in the S&P 500® Index or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap[1]	Issue Amount	Agent's Discount or Commission Per Note / Total [2]	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date[3]	Maturity Date[4]
S&P 500® Index (SPX)	300%	20.00 to 25.00%				4042K0XV2 /	October 20, 2010	October 25, 2010

[1] The maximum cap will be determined on the pricing date.
[2] The agent's discount will be determined on the pricing date.
[3] The final valuation date is subject to adjustment as described under "Specific Terms of the Notes— Market Disruption Events" in the accompanying product supplement.
[4] The maturity date will be 3 business days after the final valuation date, which is expected to be October 25, 2010 and is subject to adjustment as described under "Specific Terms of the Notes— Market Disruption Events" in the accompanying product supplement.

Principal Amount:	$1,000 per note.
Trade Date:	July 20, 2009
Pricing Date:	July 20, 2009
Original Issue Date:	July 23, 2009
Payment at Maturity:	For each note, the final settlement value.
Final Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below):
	If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
	(i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and
	(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and
	If the reference return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	The official closing level of the S&P 500® Index as determined by the calculation agent on the pricing date.
Final Level:	The official closing level of the S&P 500® Index as determined by the calculation agent on the final valuation date.
Official Closing Level:	The closing level of the S&P 500® Index on any scheduled trading day (as defined in the accompanying product supplement) as determined by the calculation agent and displayed on Bloomberg Professional® service page "SPX <INDEX>".
Form of notes:	Book-Entry.
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the accompanying product supplement and page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.



HSBC SECURITIES (USA) INC.
June 25, 2009

SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the final settlement value, which is an amount in cash, as described below:

- If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:

  (i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and
  (ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

- If the reference return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

Interest

The notes will not pay periodic interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦ You believe the level of the reference asset will increase moderately—meaning that you believe the level of the reference asset will increase over the term of the notes, but do not believe such increase, when multiplied by the upside participation rate, is likely to exceed the maximum cap.

♦ You are willing to make an investment that is exposed to the full downside performance risk of the reference asset and lose up to 100% of your initial investment.

♦ You are willing to invest in the notes based on the fact that your return on the notes (as magnified by the upside participation rate) is subject to the maximum cap.

♦ You are willing to forego dividends or other distributions paid on the stocks included in the reference asset.

♦ You do not seek current income from this investment.

♦ You are willing to hold the notes to maturity.

♦ You do not seek an investment for which there will be an active secondary market.

The notes may not be suitable for you if:

♦ You do not believe the level of the reference asset will increase over the term of the notes.

♦ You are unwilling to make an investment that is exposed to the full downside performance risk of the reference asset and lose up to 100% of your initial investment.

♦ You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

♦ You prefer to receive the dividends or other distributions paid on any stocks included in the reference asset.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from this investment.

♦ You are unable or unwilling to hold the notes to maturity.

♦ You seek an investment that is 100% principal protected.

♦ You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the accompanying product supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, product supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the reference return is negative. In that event, you will lose 1% of the original principal amount of your notes for each percentage point that the reference return is below 0.00%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the product of the reference return multiplied by the upside participation rate is greater than the maximum cap.

The Notes Will Not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so and may cease doing so at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive periodic interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the level of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

Uncertain Tax Treatment.

For a complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its initial level. We cannot predict the final level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial level used in the illustrations below is not the actual initial level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the final settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, an initial level of 900.00, a maximum cap of 22.50% (the midpoint of the expected range of 20% and 25%) and an upside participation rate of 300%. The actual maximum cap will be determined on the pricing date and will be between 20.00% and 25.00% .

Example 1: The reference return is positive over the term of the notes, and the product of the reference return multiplied by the upside participation rate is greater than the maximum cap.

	Reference Asset
Initial Level	900.00
Final Level	990.00
Reference Return	10.00%
Reference Return x Upside Participation Rate:	**30.00%**
Maximum Cap:	**22.50%**
Final Settlement Value:	**$1,225.00**

Here, the reference return is 10.00%.

Because the reference return is positive, the final settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap.

Accordingly, at maturity, for each $1,000 principal amount of notes, the final settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 22.50%. Therefore, the notes would pay $1,225.00 at maturity, for each $1,000 principal amount of notes.

Example 1 shows that you are assured the return of your principal investment when the final level is greater than the initial level for the reference asset. Example 1 also illustrates that if the product of the reference return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to the stated maximum cap.

Example 2: The reference return is positive over the term of the notes, and the product of the reference return multiplied by the upside participation rate is less than the maximum cap.

	Reference Asset
Initial Level	900.00
Final Level	936.00
Reference Return	4.00%
Reference Return x Upside Participation Rate:	**12.00%**
Maximum Cap:	**22.50%**
Final Settlement Value:	**$1,120.00**

Here, the reference return is 4.00%.

Because the reference return is positive, the final settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, for each $1,000 principal amount of notes, the final settlement value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 4.00% multiplied by 300.00%. Therefore, the notes would pay $1,120.00 at maturity, for each $1,000 principal amount of notes.

Example 2 illustrates how a positive reference return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

Example 3: The reference return is negative over the term of the notes.

	Reference Asset
Initial Level	900.00
Final Level	855.00
Reference Return:	**-5.00%**
Final Settlement Value:	**$950.00**

Here, the reference return is -5.00%.

Because the reference return is negative, the final settlement value results in a loss of 1.00% of the principal amount of your notes for each percentage point that the reference return falls below 0.00%. Accordingly, at maturity, for each $1,000 principal amount of notes, the final settlement value in this example would equal $1,000 multiplied by 95.00%. Therefore, the final settlement value would be $950.00, for each $1,000 principal amount of notes.

Example 3 shows that you will lose 1% of the original principal amount for each percentage point the reference return is below 0.00%, and you may lose up to 100% of your initial investment in the notes.

Sensitivity Analysis – Hypothetical payment at maturity for each $1,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the reference return) on a $1,000 investment in notes for a hypothetical range of performance for the reference return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $1,000

- Initial Level: 900.00

- Upside Participation Rate: 300.00%

- Maximum Cap   22.50% (the midpoint of the expected range of 20% and 25%)

The actual maximum cap and initial level will be determined on the pricing date.

Reference Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300.00%	22.50%	$1,225
90.00%	300.00%	22.50%	$1,225
80.00%	300.00%	22.50%	$1,225
70.00%	300.00%	22.50%	$1,225
60.00%	300.00%	22.50%	$1,225
50.00%	300.00%	22.50%	$1,225
40.00%	300.00%	22.50%	$1,225
30.00%	300.00%	22.50%	$1,225
20.00%	300.00%	22.50%	$1,225
10.00%	300.00%	22.50%	$1,225
5.00%	300.00%	15.00%	$1,150
3.00%	300.00%	9.00%	$1,090
1.00%	300.00%	3.00%	$1,030
0.00%	N/A	0.00%	$1,000
-5.00%	N/A	-5.00%	$950
-10.00%	N/A	-10.00%	$900
-20.00%	N/A	-20.00%	$800
-30.00%	N/A	-30.00%	$700
-40.00%	N/A	-40.00%	$600
-50.00%	N/A	-50.00%	$500
-60.00%	N/A	-60.00%	$400
-70.00%	N/A	-70.00%	$300
-80.00%	N/A	-80.00%	$200
-90.00%	N/A	-90.00%	$100
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the stocks comprising the reference asset. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc.. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.

S&P publishes the reference asset.

The reference asset is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the reference asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 29, 2009, 411 companies, or 81.40% of the market capitalization of the reference asset, traded on the New York Stock Exchange (the "NYSE") and 89 companies, or 18.60% of the market capitalization of the reference asset, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the reference asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the reference asset with the number of companies included in each group, as of May 29, 2009, indicated in parenthesis: Industrials (58), Utilities (35), Telecommunication Services (9), Materials (28), Information Technology (75), Energy (39), Consumer Staples (41), Consumer Discretionary (81), Health Care (54) and Financials (80). Changes in the reference asset are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The reference asset does not reflect the payment of dividends on the stocks included in the reference asset.

Computation of the reference asset

S&P currently computes the reference asset as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the reference asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the reference asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the reference asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the reference asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the reference asset and a reference asset component's market value.

License Agreement with S&P:

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

STANDARD AND POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", "S&P 500®", AND "STANDARD & POOR'S 500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the reference asset for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through June 24, 2009. The closing level of the reference asset on June 24, 2009 was 900.94. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the initial level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
December 31, 2008	1,167.03	741.02	903.25
March 31, 2009	943.85	666.79	797.87
April 1, 2009 through June 24, 2009	956.23	783.32	900.94

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as pre-paid forward or other executory contracts with respect to the reference asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes. For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Product Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$

Enhanced Market Participation Notes Linked to the S&P 500® Index

June 25, 2009

FREE WRITING PROSPECTUS